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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  -------------
                                 AMENDMENT NO. 4
                                       TO
                                 SCHEDULE 14D-1
                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND

                                 AMENDMENT NO. 4
                                       TO
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               HEALTHSOURCE, INC.
                            (Name of Subject Company)

                              CHC ACQUISITION CORP.
                                CIGNA CORPORATION
                                    (Bidders)

                          COMMON STOCK, $.10 PAR VALUE
                         (Title of Class of Securities)

                                   42221E 10 4
                      (CUSIP Number of Class of Securities)

                             THOMAS J. WAGNER, ESQ.
                                CIGNA CORPORATION
                                ONE LIBERTY PLACE
                        PHILADELPHIA, PENNSYLVANIA 19192
                  (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications on behalf of Bidders)

                                    COPY TO:

                           C. DOUGLAS KRANWINKLE, ESQ.
                              O'MELVENY & MYERS LLP
                              153 EAST 53RD STREET
                            NEW YORK, NEW YORK 10022
                                  212-326-2000

                                 APRIL 16, 1997
       (Date of Event Which Requires Filing of Statement on Schedule 13D)
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                            CALCULATION OF FILING FEE

                      TRANSACTION VALUATION* $1,551,656,244

                        AMOUNT OF FILING FEE $310,331.25

* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 71,340,517 shares of common stock, $.10 par value (the "Shares"), of Healthsource, Inc. (the "Company") at a price per Share of $21.75 in cash (the "Offer Price"). Such number of shares represents all the Shares outstanding as of January 31, 1997 plus all Shares issuable pursuant to options granted under the Company's stock option and employee stock purchase plans, pension plans and other similar employee benefit plans.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid: $310,331.25
Form or registration no.: Schedule 14D-1
Filing parties: CHC Acquisition Corp. and CIGNA Corporation
Date filed: March 6, 1997

                         (Continued on following pages)
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                  This Amendment No. 4 to Tender Offer Statement on Schedule
14D-1 and Amendment No. 4 to Schedule 13D amends and supplements the Tender Offer Statement on Schedule 14D-1 and Schedule 13D originally filed on March 6, 1997 (the "Schedule 14D-1") by CHC Acquisition Corp., a New Hampshire corporation (the "Purchaser"), and CIGNA Corporation, a Delaware corporation ("Parent"), relating to the tender offer by the Purchaser to purchase all outstanding shares of common stock, par value $.10 per share, of Healthsource, Inc., a New Hampshire corporation (the "Company"), at a price of $21.75 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 6, 1997 and the related Letter of Transmittal. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-1. The Purchaser and Parent hereby amend and supplement the Schedule 14D-1 as follows:


ITEM 10.          ADDITIONAL INFORMATION

                  Item 10(f) is hereby further amended and supplemented by incorporating by reference therein the press release issued by Parent on April 17, 1997, a copy of which is filed as Exhibit (a)(11) to the Schedule 14D-1.

ITEM 11.          MATERIAL TO BE FILED AS EXHIBITS.

                  Item 11 is hereby amended and supplemented by the addition of the following exhibits thereto:

Exhibit (a)(11)         Form of press release issued by Parent on April 17,
                        1997.
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                                   SIGNATURES

                  After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                       Dated: April 17, 1997


                                       CHC ACQUISITION CORP.

                                       By: /s/ ROBERT L. ROSE
                                       Name: Robert L. Rose
                                       Title: President


                                       CIGNA CORPORATION

                                       By: /s/ MORDECAI SCHWARTZ
                                       Name: Mordecai Schwartz
                                       Title: Vice President
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                                  EXHIBIT INDEX
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EXHIBIT                                                                                                                     PAGE NO.
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
(a)(11)                    Form of press release issued by Parent on
                           April 17, 1997.
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